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                                                                  Exhibit (a)(8)

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FUND                                                  PRESS
AMERICAN                                              RELEASE
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                                                      CONTACT: Terry Baxter
                                                      603-640-2229




                    FUND AMERICAN ANNOUNCES DUTCH AUCTION CASH
                      TENDER OFFER FOR UP TO 1,000,000 SHARES


HANOVER, New Hampshire, October 30, 1997 - The Board of Directors of Fund American Enterprises Holdings, Inc. today approved a "Dutch auction" cash tender offer to purchase up to 1,000,000 shares of its common stock at prices not greater than $125.00 nor less than $105.00 net per share. The tender offer is expected to commence on Monday, November 3, 1997.

The Company's common stock closed today on the New York Stock Exchange at $108 1/8 per share.

The Offer will not be conditioned upon any minimum number of shares being tendered. The Offer will be, however, subject to certain customary conditions. If the Offer commences on November 3, 1997, the proration period and withdrawal rights are expected to expire at 12:00 midnight, New York City time, Monday, December 1, 1997 unless the Offer is extended.

Neither the Company nor its Board of Directors makes any recommendations as to whether any shareholder should participate in the Offer.

Fund American is traded on the New York Stock Exchange under the symbol FFC.


                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                 80 South Main Street
                             Hanover, New Hampshire 03755
                                     603-643-1567